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                              October 24, 2023

       Tom Wittenschlaeger
       Chief Executive Officer
       AYRO, Inc.
       900 E. Old Settlers Boulevard, Suite 100
       Round Rock, Texas 78664

                                                        Re: AYRO, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed October 10,
2023
                                                            File No. 333-274439

       Dear Tom Wittenschlaeger:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-3 filed October 10, 2023

       General

   1. Please revise your disclosure to prominently discuss the dilution that will occur to existing shareholders as a
result of the registration and sale of the shares being registered in this transaction. As part of
your disclosure, be sure to provide qualitative and quantitative disclosure regarding
the the percentage of shares being registered compared to the number currently outstanding
and the impact this transaction will have on existing shareholders.
                                                        In addition, revise
your risk factor disclosure as appropriate.
 Tom Wittenschlaeger
FirstName
AYRO, Inc.LastNameTom Wittenschlaeger
Comapany
October 24,NameAYRO,
            2023       Inc.
October
Page 2 24, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mariam Mansaray at 202-551-5176 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Rick Werner